03005787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

E.ON AG Powergen plc Exact Name of registrant as specified in charter	0001136808 (E.ON AG) Registrant CIK Number
Form POS-AMC Electronic report, schedule or registration statement of which the document are a part (give period of report)	70-09985 SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrants have duly caused this form to be signed on their behalf by the undersigned, thereunto duly authorized, on the date(s) indicated below.

E.ON AG

By:

Name: Dr. Guntram Würzberg
Title: Vice President General Legal Affairs

Date: February 3, 2003

By: i.V. Wolff

Name: Dr. Patrick Wolff
Title: General Legal Affairs

Date: February 3, 2003

Powergen plc

By: i.V.

Name: Dr. Guntram Würzberg
Title: Vice President General Legal Affairs, E.ON AG

Date: Date: February 3, 2003

Exhibit Index

Exhibit	Description
A-1	Corporate Chart of the E.ON US and UK Chains Prior to the Transfer.
A-2	Corporate Chart of the E.ON US and UK Chains After the Transfer.

Exhibit A-1
E.ON US and UK Corporate Structure Prior to PUSIC Transfer


E.ON AG (D)
E.ON UK Holding GmbH (D)
E.ON US Holding GmbH (D)
E.ON UK plc (UK)
E.ON North America, Inc. (US-NY)
Powergen plc (UK)
Fidelia Inc. (US-DE)
Powergen UK Securities (UK)
Powergen US Holdings Ltd (UK)
Powergen US Investments (LUX)
Powergen Luxembourg sarl (LUX)
Powergen Luxembourg Holdings sarl (LUX)
Powergen US Investments Corp (US-KY)
Powergen US Securities Ltd (UK)
LG&E Energy Group (US-KY)

N.B. Since the acquisition of Powergen plc by E.ON, the following changes have occurred:
- Ownership of Powergen US Investments Corp has been transferred from Powergen Luxembourg Holdings sarl (10%) and Powergen Luxembourg Investments sarl (90%) to Powergen Luxembourg sarl;
- Powergen Luxembourg Investments sarl (formerly a wholly-owned subsidiary of Powergen Luxembourg Holdings Sarl) has been liquidated.

-All shareholdings 100% less stated.

DC232932

Exhibit A-2
E.ON US and UK Corporate Structure After the PUSIC Transfer



E.ON AG (D)
E.ON UK Holding GmbH (D)
E.ON US Holding GmbH (D)
E.ON UK plc (UK)
Powergen US (*) Investments Corp (US-KY)
Powergen plc (UK)
LG&E Energy Group (US-KY)
E.ON North America Inc. (US-NY)
Powergen UK Securities (UK)
Powergen US Holdings Ltd (UK)
Fidelia Inc (US-DE)
Powergen US Investments (UK)
Powergen Luxembourg sarl (LUX)
Powergen Luxembourg Holdings sarl (LUX)
Powergen US Securities Ltd (UK)

(*) Small (approx 0.5%) shareholding retained by Powergen Luxembourg sarl.

-All shareholdings 100% less stated.

DC232932